May 18, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Stephany Yang Ernest Greene Eranga Dias Asia Timmons-Pierce

Re:	Vast Solar Pty Ltd Draft Registration Statement on Form F-4 Submitted March 31, 2023 CIK No. 0001964630

Ladies and Gentlemen:

On behalf of our client, Vast Solar Pty Ltd, an Australian proprietary company limited by shares (the “Company” or “Vast”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form F-4 submitted on March 31, 2023 (the “DRS”), contained in the Staff’s letter dated April 28, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its registration statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

United States Securities and exchange Commission
May 18, 2023

Draft Registration Statement on Form F-4 submitted March 31, 2023

Table of Contents, page i

1.	Please include the Index to Financial Statements in the Table of Contents.

Response: In response to the Staff’s comment, the Company has included the Index to Financial Statements in the Table of Contents on page ii.

What interests do the current officers and directors of NETC have in the Business Combination?, page 14

2.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Please be sure to reflect the extension loans and working capital contributions discussed on pages 277-278.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16-17, 39-40, 96-97, 145-146 and 223-224 of the Registration Statement to quantify the dollar amount and describe the nature of the risks borne by NETC Sponsor, NETC’s directors and officers and their affiliates.

3.	Please revise to also include value of the securities as of the most recent practicable date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16-17, 39-40, 96-97, 145-146 and 223-224 of the Registration Statement to include the value of the securities as of the most recent practicable date.

Do I have redemption rights…, page 17

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 18, 37, 94, 143 and 221 of the Registration Statement to clarify that these shareholders did not receive any consideration in connection with the waiver of their redemption rights.

Summary, page 25

5.	We note your disclosure on pg. 37 that “[a]ppraisal rights are not available to holders of shares of NETC Class A Common Stock, NETC Class F Common Stock and NETC Class B Common Stock in connection with the Business Combination.” Please revise this section to include a cross-reference to the information provided pursuant to Item 18 or 19 of Form F-4. See Item 3(j) of Form F-4.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Registrations Statement to include a cross-reference to the information provided in response to Item 18 of Form F-4.

United States Securities and exchange Commission
May 18, 2023

Interests of Certain Persons in the Business Combination, page 35

6.	We note that Vast has entered into Services Agreement(s) and Development Agreement(s). To the extent that the SPAC’s sponsor, its officers and directors, and their affiliates are either parties to or have an interest in these agreements, quantify the aggregate value of all payments and reimbursements, including amounts due. Please highlight the risk that the SPAC’s sponsor, its officers and directors, will benefit from the completion of a business combination to the extent that these agreements are contingent on the consummation of the business combination. Please also file the Services Agreement and Development Agreement as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15-16, 38, 56, 95, 144, 222 of the Registration Statement to address the interest of the sponsor, its officers and directors and their affiliates in the Services Agreement and Development Agreement. The Company respectfully advises the Staff that the Service Agreement and Development Agreement are included on the Exhibit Index as Exhibits 10.5 and 10.6, respectively, and are filed with the Registration Statement.

Risks Related to Ownership of Vast’s Securities, page 76

7.	We note your disclosure relating to your private and public warrants. Please revise this section to add a risk factor to prominently highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81-82 of the Registration Statement to include a risk factor highlighting the difference between private and public warrants and clarify that recent common stock trading prices have not exceeded the threshold that would allow the company to redeem public warrants.

Background of the Business Combination, page 119

8.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, minimum cash condition, and termination fee. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123-131 of the Registration Statement to include additional details related to these negotiations.

9.	We note your disclosure that over several weeks Vast and Nabors exchanged several drafts related to resolve issues raised by the parties on the documents related to the convertible notes financing. Please revise to disclose the issues raised and the each party’s position.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124-130 of the Registration Statement to include additional details related to the convertible notes financing.

United States Securities and exchange Commission
May 18, 2023

NETC Board’s Consideration of and Reasons for Approving the Business Combination, page 122

10.	We note that you did not obtain a fairness opinion from your financial advisor, Guggenheim Securities. Please revise your disclosure to provide a more detailed description of the role of Guggenheim Securities in the transaction; the level of diligence Guggenheim Securities performed in connection with the transaction; fees Guggenheim Securities will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction; a clear description of any additional services Guggenheim Securities or its affiliates provided in connection with the transaction; a description of any services Guggenheim Securities has provided to the target or affiliates of the parties including other SPACs associated with the same sponsor.

Response: In response to the Staff’s comments, the Company has revised pages 131-132 of the Registration Statement.

In addition, Vast management provided the following assumptions…, page 128

11.	We note that your disclosure includes two sets of assumptions provided by Vast. One for “the revenue Vast expects to realize from the deployment of a ‘typical’ CSP plant using Vast technology” and another for “average EBITDA margin that they expect to generate.” Please revise to provide greater specificity concerning the material assumptions underlying Vast’s projections, including quantifying the assumptions, and to clearly explain how the assumptions relate to the projected information. Also, considering your historical revenues to date, please explain why you believe the projected information is reasonable.

Response: In response to the Staff’s comment, the Company has revised page 139-141 of the Registration Statement to provide additional details regarding the material assumptions underlying Vast’s projections.

The table below summarizes Vast’s estimated cumulative free cash flow…, page 129

12.	Please revise to disclose the date the financial projections and assumptions were provided by Vast.

Response: As noted on page 131-132 of the Registration Statement, in approving the Business Combination, the NETC Board did not rely upon valuation analyses informed by financial projections provided by Vast. Instead, the NETC Board reviewed valuation analyses that NETC management deemed more relevant for a development-stage company with limited operations and revenues like Vast, including the Comparable Companies Analysis, the Invested Capital Analysis and the Scenario Analysis summarized in “NETC Board’s Considerations of and Reasons for Approving the Business Combination.” The Scenario Analysis compared the proposed value of the transaction and the pro forma enterprise value of the combined company to the net present value of the free cash flow that Vast could generate based on unit economics and profitability of a single hypothetical Vast plant provided by Vast and a range of CSP deployment scenarios using an assumed CSP market forecast based on information prepared by the International Energy Agency and a top-tier international management consulting firm. While no financial projections were provided by Vast to NETC, the Company has revised pages 139-140 of the Registration Statement to clarify that the unit economics and profitability assumptions of a single hypothetical Vast plant were provided by Vast on October 18, 2022.

United States Securities and exchange Commission
May 18, 2023

13.	Explain how management and the Board relied upon the forecasts and how they determined that they are reasonable, particularly in light of the length of the forecast. Specifically, address the reliability of the projections related to the later years presented.

Response: As noted in response to Comment #12 above and on page 131-132 of the Registration Statement, in approving the Business Combination, the NETC Board did not rely upon valuation analyses that informed by financial projections provided by Vast. Instead, the NETC Board reviewed valuation analyses that NETC management deemed more relevant for a development-stage company with limited operations and revenues like Vast, including the Comparable Companies Analysis, the Invested Capital Analysis and the Scenario Analysis summarized in “NETC Board’s Considerations of and Reasons for Approving the Business Combination.” While NETC management and the NETC Board found it useful to compare the proposed value of the transaction and the pro forma enterprise value of the combined company to the net present value of the free cash flow that Vast could generate based on unit economics and profitability of a single hypothetical Vast plant provided by Vast and a range of CSP deployment scenarios using an assumed CSP market forecast based on information prepared by the International Energy Agency and a top-tier international management consulting firm as a way to compare Vast’s market opportunity to the value of the transaction and the combined company, the Scenario Analysis was one of a multitude of factors and analyses that the NETC Board considered in approving the Business Combination. As noted on pages 139-142 of the Registration Statement, the information set forth in the Scenario Analysis was based on numerous variables and assumptions that are difficult to predict and inherently uncertain. The Scenario Analysis is not intended to be, and should not be viewed as, a projection or forecast of Vast’s or the combined company’s future financial performance, and the NETC Board and NETC management did not, and investors should not, consider the Scenario Analysis to be predictive of actual future results. The Company has revised pages 139-142 of the Registration Statement to further clarify this point.

Impact of Substantial Redemptions on the Business Combination, page 137

14.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and 151-152 of the Registration Statement. Additionally, the Company has included an additional risk factor titled “NETC stockholders who redeem their shares of NETC Common Stock may continue to hold any NETC public warrants that they own, which will result in additional dilution to non-redeeming NETC stockholders’ ownership in Vast upon exercise of such public warrants, as applicable” on page 82 of the Registration Statement.

Subscription Agreements, page 178

15.	We note that Nabors Lux and AgCentral have each agreed to subscribe for and purchase up to $5.0 million in aggregate principal amount of Senior Convertible Notes from Vast in a private placement. Revise the disclosure to discuss the key terms of any convertible securities and disclose the potential impact of those securities on non-redeeming shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 192-193 of the Registration Statement to include additional disclosure regarding the Senior Convertible Notes. In addition, the Company has revised the disclosure on pages 148-150 to disclose the potential impact of the Senior Convertible Notes on non-redeeming shareholders.

United States Securities and exchange Commission
May 18, 2023

Unaudited Pro Forma Combined Financial Information

Anticipated Accounting Treatment, page 182

16.	We note your disclosure on pages 38, 140, and 182 that legacy Vast shareholders or Vast’s current majority shareholder will have the largest voting interest under each of the scenarios in the pro forma information. Please explain how the legacy Vast shareholders will have the largest voting interest under the no redemptions scenario as the current NETC public stockholders appear to have 51.1% ownership in shares under such scenario. Please explain the impact on your conclusion regarding your determination of the accounting acquirer.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 42, 154 and 197 of the Registration Statement to state that Vast’s majority shareholder will have the largest voting interest under all scenarios. Following the redemptions in connection with the Extension Meeting, legacy Vast shareholders will hold a majority of the voting interests of Vast, even in the no redemptions scenario.

Prior to the redemptions in connection with the Extension Meeting, legacy Vast shareholders expected to own less than 50% of the voting interests of Vast in the no redemptions scenario, however, AgCentral’s ability to nominate the majority of the members of the board of directors, the existing management of Vast continuing to be the senior management, the business of Vast comprising the ongoing operations and Vast as the larger entity, led to the Company’s conclusion, that Vast would be the accounting acquirer in that scenario.

17.	Your disclosures indicate that following the closing of the business combination, Earnout Shares will be issued to eligible Vast shareholders upon occurrence of certain triggering events. Please tell what considerations you gave to accounting for the arrangement within your pro forma financial statements. As part of your response, please provide us with your analysis and cite the authoritative guidance you relied upon in determining your accounting treatment.

Response: In response to the Staff’s comment, the Company has determined that a separate adjustment for the Earnout Shares to eligible Vast shareholders is not necessary given the way the Company has used the publicly-quoted share price of NETC to derive the fair value of the NETC shares, and that in theory already reflects the fair value of the Earnout Shares that form a part of the Business Combination Agreement.

Vast and NETC considered the earnout arrangement in connection with the derivation of listing charge to be recognized in accordance with the IFRS 2, “Share-based Payment,” and determined that the fair value of the Earnout Shares to be allocated to NETC’s shareholders should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. Under IFRS 2, to account for the share-based payment, the deemed shares issued by Vast (that is, the consideration for the acquisition of NETC), are recognized at fair value and compared to the fair value of the net assets of NETC. Any difference between the fair value of the shares deemed issued by Vast and the fair value of the net assets of NETC represents a service received by Vast (i.e., a listing service). No portion of this listing service as a result of the share-based payment is considered to be a cost of raising capital.

United States Securities and exchange Commission
May 18, 2023

The fact that Vast is deriving the value of the consideration by reference to the more readily determinable public share price of NETC renders any adjustment/consideration of the value of the earnout to Vast unnecessary (because we believe the value is theoretically reflected in the public share price pre-consummation). More specifically, the Company concluded that any value that may accrue to the benefit of the Vast shareholders (and consequently, to the detriment of the NETC shareholders) as a result of the earnout arrangement, assuming the terms are known to the market, would also be reflected in the share price of NETC prior to the consummation.

As such, the Company concluded that no additional adjustment is warranted to the fair value of consideration issued in deriving the deemed cost of the listing services in Adjustment (L) and (GG) of the pro forma financial statements.

18.	Please disclose the weighted average shares outstanding – basic and diluted and net loss per share – basic and diluted for NETC on the pro forma statement of profit or loss on page 187.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 203-204 and 210-211 of the Registration Statement to disclose the weighted average shares outstanding – basic and diluted and net loss per share – basic and diluted for NETC on the pro forma statements.

19.	Refer to note 3.C to the pro forma statement of financial position on page 189. It appears the transaction costs expected to be incurred by NETC of approximately $13.3 million are not reflected in the pro forma statement of profit or loss. Please tell us what consideration you gave to including these expected transaction costs in the pro forma statement of profit or loss. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. Please also revise this note to correct the inconsistency in the reference to note 3.G for deferred underwriting commissions.

Response: The Company respectfully advises the Staff that NETC does not meet the definition of a business under IFRS 3; accordingly, the merger is expected to be accounted for as a capital reorganization, or a capital raise, not a business combination. The Company believes that including a pro forma adjustment for transaction costs for the acquired entity, is inconsistent with the transaction accounting under IFRS for a capital raising transaction. Generally, no impact is expected to the income statement in a capital raising transaction, rather it would reflect net proceeds to the issuer with the costs of raising capital charged directly to equity, not the income statement. The Company also respectfully advises the Staff that the net proceeds to be received from the capital raising transaction have been appropriately reduced by NETC’s transaction costs which, in turn, increased the amount of the IFRS 2 charge (see note L to the pro forma financial statements) recognized in the pro forma income statement by a corresponding amount. In contrast, transaction costs incurred by Vast are reflected as a reduction of proceeds in the pro forma balance sheet, consistent with transaction accounting under IFRS for a costs incurred by the issuer in connection with a capital raising transaction. The Company has corrected note 3.C to refer to note 3.M for deferred underwriting commissions.

Finally, the Company notes that the treatment described above is also consistent with the views expressed by the Staff at the 2022 AICPA conference in regard to the treatment of target transactions cost in the context of a traditional business combination.

United States Securities and exchange Commission
May 18, 2023

20.	Refer to note 3.L to the pro forma statement of financial position on page 190. Please disclose how the estimated fair value of the earnout for NETC Sponsor of $27.9 million was computed including any assumptions used in the calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 208-209 of the Registration Statement to disclose how the estimated fair value of the earnout for NETC sponsor was computed including disclosure of assumptions used in the calculation in note 3. L(b).

21.	We note that in connection with the extension of the date by which NETC has to consummate the initial business combination, the Company entered into an unsecured promissory note agreement with the Sponsor in the amount of $2,760,000 on page F-81. Please tell us what considerations you gave to including the promissory note in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 201, 202 and 209 of the Registration Statement to adjust the Unaudited Pro Forma Combined Statement of Financial Position for the issuance and repayment of the unsecured promissory note agreement in adjustments 3.N and 3.O.

22.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 34 of the Registration Statement.

Conflicts of Interest, page 202

23.	Your charter waived the corporate opportunities doctrine. Please revise your disclosure to explicitly state that and address this as a (i) potential conflict of interest and (ii) whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 37, 94-95, 143, 221 and 224 of the Registration Statement.

24.	We note your disclosure regarding Natron’s letter of intent for Vast to acquire up to 13,500 of Natron’s sodium-ion batteries. Please describe whether funds from the Trust or PIPE will be used to purchase Natron’s sodium-ion batteries.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 222 and 223 of the Registration Statement to clarify the source of funds being used to purchase Natron’s sodium-ion batteries.

United States Securities and exchange Commission
May 18, 2023

Overview of Vast, page 210

25.	We note your disclosure on page 231 that the existing project funding agreement is expected to be replaced by a new up to $65 million funding agreement with ARENA. Please elaborate on whether the projected amount will be paid over the course of a certain number of years.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 227, 243 and 252 of the Registration Statement to provide additional disclosure regarding the funding agreement with ARENA.

Vast Management’s Discussion and Analysis of Financial Condition and Results of Operations

Source of Liquidity, page 235

26.	On page 235, you disclose that in June 2022 Vast received $9 million of funding from its shareholder with a maturity date of December 31, 2023. Please explain how this transaction is reflected in the audited financial statements of Vast for the year ended June 30, 2022. If this funding refers to the $0.9 million funding discussed on page F-30, please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 255 of the Registration Statement to accurately reflect the $0.9 million funding discussed on page F-30.

Beneficial Ownership of Vast Securities, page 283

27.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 306-307 of the Registration Statement to disclose the sponsor and its affiliates’ total potential ownership in the combined company assuming that all available Sponsor Earnback Shares are issued during the Earnout Period.

Index to Financial Statements, page F-1

28.	Please provide updated interim financial statements and related disclosures for Vast Solar Pty Ltd. and SiliconAurora Pty Ltd to the extent required by Item 8.A.5 of Form 20-F. Please correspondingly update your pro forma financial information accordingly.

Response: In response to the Staff’s comment, the Company has provided financial statements and related disclosures for the Company as of December 31, 2022 and June 30, 2022 and for the six months ended December 31, 2022 and December 31, 2021 as required by Item 8.A.5 of Form 20-F. As it relates to SiliconAurora Pty Ltd, the Company respectfully advises the Staff that it does not believe that interim financial statements for SiliconAurora are required to be included in the Registration Statement. Specifically, the Company concluded that, pursuant to Rule 3-05 of Regulation S-X, only pre-acquisition financial statements of the SiliconAurora are required; because SiliconAurora was acquired prior to December 31, 2022, there would be no requirement for the December 31, 2022 financial statements under Rule 3-05. The Company also analyzed the requirements of Rule 3-09 of Regulation S-X and noted that financial statements of an equity method investee (if significant) are only required to be as of the same dates and for the same periods as the audited consolidated financial statements of the registrant required by Rules 3-01 and 3-02 of Regulation S-X (see also FRM 2405.3). Finally, the Company has also updated the pro forma financial statement periods accordingly.

United States Securities and exchange Commission
May 18, 2023

Notes to the Consolidated Financial Statements

22. Subsequent events, page F-40

29.	We note your disclosure that to enact the merger, Vast will issue 3,000,000 ordinary shares in Vast Solar Pty Ltd to the ordinary shareholders of NETC, resulting in NETC obtaining approximately 12% interest in Vast. Please explain how the 12% interest was calculated. Please also clarify which “ordinary shareholders of NETC” will receive the 3,000,000 shares in Vast Solar Pty Ltd and disclose the exchange ratio used to determine the amount of shares that will be issued.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-41, F-42 and F-63 of the Registration Statement to update the ownership interest of shareholders of NETC in Vast following the issuance of 3,000,000 ordinary shares in Vast from 12% to 11%, clarify that the shares will be issued to initial ordinary shareholders, and confirm that the 12% interest was derived from dividing the 3,000,000 shares to be received by the 25,129,000 total ordinary shares in Vast outstanding as of December 31, 2022.

30.	Please revise to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of the Registration Statement to reflect that the directors of Vast gave the authorization to issue the financial statements on March 31, 2023.

General

31.	We note that Citi and Wells Fargo were underwriters for the initial public offering of the SPAC. It appears from your disclosure, such as on page 95, delivered letters gratuitously waived their right to deferred underwriting discounts and commissions in connection with the Business Combination. Please tell us, with a view to disclosure, whether you have received notice from these firms about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to for the SPAC’s initial public offering.

Response: As noted on pages 92 and 133 of the DRS, and pages 101 and 150-151 of the Registration Statement. while Citi and Wells Fargo were underwriters for the NETC IPO, neither firm was engaged in any advisory role following the NETC IPO. Because neither firm was engaged to advise on the Business Combination, neither firm delivered notice that they were ceasing involvement in such transaction. The firms’ lack of involvement in the transaction has not had, and is not expected to have, any impact on the transaction. Also as noted on pages 92, 118, 133, 189, 203 and F-85 of the DRS and pages 101, 131, 151, 212, 228, F-101, F-112 and F-116 of the Registration Statement, on February 9, 2023 and February 10, 2023, respectively, each of Citi and Wells Fargo delivered separate letters to NETC and gratuitously waived their right to deferred underwriting discounts and commissions in connection with the Business Combination. As a result, no deferred underwriting compensation will be owed to the underwriters of the NETC IPO in connection with the Business Combination.

United States Securities and exchange Commission
May 18, 2023

32.	Please tell us whether Moelis & Company LLC (“Moelis”) was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement including, if applicable, but not limited to, the disclosure regarding the summary of the financial analyses prepared by Vast’s management and reviewed by the board of directors of NETC or the projected financial information of Vast. If Moelis was involved in preparing this disclosure, please also add a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Vast and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response: Moelis received a draft of the Registration Statement prepared by Vast and NETC and provided limited comments relating only to Moelis’ involvement in the transaction. Moelis was not otherwise involved in the preparation of any disclosure that is included in the Registration Statement, or any material underlying any disclosure in the Registration Statement, relating to Vast or the Business Combination, including the financial analyses prepared by NETC management, reviewed with the NETC Board and summarized under “NETC Board’s Consideration of and Reasons for Approving the Business Combination.”

33.	Please disclose whether Moelis assisted in the preparation or review of any materials reviewed by the NETC board of directors or management as part of their services to NETC and whether Moelis has withdrawn its association with those materials and notified NETC of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Moelis’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: Moelis was involved in early evaluations of Vast as a potential target in an initial business combination, and in connection therewith Moelis prepared or reviewed certain materials reviewed by the NETC Board or NETC management. However, as noted in response to Comment #32 above, Moelis was not involved in the preparation of, nor did it review, any of the financial analyses prepared by NETC management, reviewed with the NETC Board and summarized under “NETC Board’s Consideration of and Reasons for Approving the Business Combination.” The Company has revised its disclosure on page 127 of the Registration Statement to clarify this point.

34.	Please provide us with any correspondence between Moelis and NETC relating to Moelis’s resignation.

Response: Concurrently herewith, certain material correspondence between Moelis and NETC relating to Moelis’ resignation has been provided to the Staff under separate cover.

35.	Please provide us with the engagement letter between NETC and Moelis. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response: Concurrently herewith, the engagement letter between NETC and Moelis has been provided to the Staff under separate cover. Additionally, in response to the Staff’s comment, the Company has revised its disclosure on pages 126-127 of the Registration Statement to describe certain ongoing obligations pursuant to the engagement letter than will survive the termination of the engagement.

United States Securities and exchange Commission
May 18, 2023

36.	Please provide us with a letter from Moelis stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Moelis and it either agrees or does not agree with the conclusions and risks associated with such outcome. If Moelis does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Moelis withdrew from its role as financial advisor and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Moelis performed substantially all the work to earn its fees.

Response: NETC requested that Moelis confirm that they agree with the disclosure regarding the termination of the engagement and the risks and conclusions stated herein that are associated with its role and termination of the engagement, and Moelis has declined to provide a letter and has not otherwise confirmed whether it agrees with the disclosure made in the proxy statement/prospectus relating to the termination of its engagement or the risks and conclusions stated herein that are associated with its role and termination of the engagement. As requested by the Staff, the Company has revised the disclosure on pages 126-127 of the Registration Statement to reflect this.

37.	Please revise your disclosure to highlight for investors that Moelis’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Moelis has been previously involved with the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 126-127 of the Registration Statement.

38.	Please discuss the potential impact on the transaction related to the resignation of Moelis. We note that Moelis is advising or has advised on the business combination transaction. If Moelis would have played a role in the closing, please revise to identify the party who will be filling Moelis’s role.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 126-127 of the Registration Statement to clarify that NETC does not believe the termination of Moelis’ engagement will adversely affect the Business Combination in any manner.

39.	Please disclose any fees paid or due to Moelis in connection with its role as financial advisor to NETC. If any of these fees will be forfeited by their resignation please revise to disclose this information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 126-127 of the Registration Statement to clarify that as a result of its termination, Moelis has not received, and will not receive, any fees in connection with the Business Combination.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

United States Securities and exchange Commission
May 18, 2023

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Alec Waugh, Vast Solar Pty Ltd